SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended July, 2014

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

press release

29 July 2014

BP reports second quarter 2014 results

BP today announced its financial results for the second quarter of 2014. Underlying replacement cost profit1 for the quarter of 2014 was $3.6 billion, 34% higher than the $2.7 billion reported for the same period in 2013 and 13% higher than the $3.2 billion result for the first quarter of 2014.

The company also announced a quarterly dividend of 9.75 cents per ordinary share, the same level as the previous quarter but 8.3% higher than a year earlier. As previously announced, BP's board will review the level of the dividend with the first and third quarter results each year.

"This was another successful quarter, delivering both operational progress and robust cash flow. We are continuing to ramp up the major new projects that drive delivery of cash flow and are also now seeing benefits from our focus on operating with greater reliability and efficiency," said Bob Dudley, BP group chief executive.

"This operational momentum keeps us well on track to meet our 2014 targets and underpins our longer-term commitment to grow distributions to our shareholders."

Rising oil and gas production from new and recently-started higher-margin upstream projects and increased processing of heavy crude oil by the newly-modernised Whiting refinery contributed to operating cash flow of $7.9 billion in the quarter. Total operating cash flow for the first half of 2014 was $16.1 billion.

Divestments with a cumulative value of $3.4 billion have now been agreed towards BP's expected total of $10 billion divestments agreed by the end of 2015.  Most recently BP agreed the sale of its Hugoton gas assets in Texas for $390 million.

BP plans to use the post-tax proceeds from these divestments predominantly for shareholder distributions, with a bias to share buybacks. In mid-July BP completed the $8 billion share buyback programme introduced following the sale of its interest in TNK-BP, and the divestment programme is now supporting a continuation of buybacks.

In the second quarter, BP's Upstream segment reported $4.7 billion underlying pre-tax replacement cost profit, compared with $4.3 billion a year earlier and $4.4 billion in the first quarter of 2014.

Compared to a year earlier, the Upstream result reflected the benefits of higher production in key regions and higher oil and gas realisations. This was partly offset by the impact of divestments and higher non-cash costs.

Increasing output from the key regions, primarily the Gulf of Mexico, drove overall underlying production2 of oil and gas, excluding Russia, up by over 3% compared to a year earlier.

The end of the Abu Dhabi concession in January 2014 together with divestment impacts, however, meant that reported Upstream production, at 2.1 million barrels of oil equivalent a day (mmboed), was 6% lower. Reported production in the third quarter is expected to be lower due primarily to turnaround and seasonal maintenance activities.

Including Russia, reported group oil and gas production averaged 3.1 mmboed.

Reported underlying net income from Rosneft for the quarter was $1.0 billion. BP received a dividend payment of approximately $700 million earlier in July.

The Downstream reported underlying pre-tax replacement cost profit of $0.7 billion, compared with $1.0 billion in the previous quarter and $1.2 billion for the second quarter of 2013. Both a significantly weaker refining environment and a weaker contribution from supply and trading negatively impacted the result compared to a year earlier, although this was partially offset by benefits from increasing heavy crude runs at the Whiting refinery. During the quarter, throughput of heavy oil at Whiting reached a high of 270,000 barrels a day.

Five new major upstream projects in BP's key regions have started production so far in 2014 - most recently, the CLOV project in Angola achieved first oil on 12 June. Three of these five projects are in the deepwater Gulf of Mexico. Two further projects are expected on-stream in 2014.

Greater operating efficiency is being demonstrated in the Upstream, with average plant reliability for the first half higher than a year earlier, drilling performance continuing to improve and seven of the turnarounds planned for 2014 complete or underway. In the Downstream, refining availability was again maintained above 95% for the quarter.

In exploration, BP has participated in 10 completed wells to date in 2014 which have so far resulted in two significant discoveries - Notus in Egypt and Orca in Angola. 15-17 wells are expected to be completed over the whole year.

In the quarter the provision for litigation related to the Gulf of Mexico oil spill was increased by $260 million. The total cumulative pre-tax charge for the incident to date is now $43.0 billion. The provision does not include any amounts for business economic loss claims that are yet to be received, processed and paid.

At the end of the quarter, the aggregate remaining cash balance in the $20 billion Trust and qualified settlement funds remained at $6.3 billion. The unallocated headroom in the Trust remained at around $700 million.

Further information:

BP press office, London: +44 (0)20 7496 4076, bppress@bp.com

Notes:

1. Underlying replacement cost profit is adjusted for non-operating items and fair value accounting effects.
2. Underlying oil and gas production is adjusted for the impact of the expiry of the Abu Dhabi onshore concession, divestments, and production-sharing agreement effects.

Cautionary statement:

This press release contains certain forecasts, projections and forward-looking statements - that is, statements related to future, not past events - with respect to the financial conditions, results of operations and businesses of BP and certain of the plans and objectives of BP with respect to these items. These statements generally, but not always, are identified by the use of words such as "will", "expected to", "is intended to", "projected" or similar expressions. In particular, among other statements, certain statements regarding prospects for future distributions to shareholders; expectations regarding the delivery of the 2014 targets; plans to divest a further $10 billion in assets before the end of 2015; plans and expectations regarding the delivery of future sustainable growth in cash flows through material growth in operating cash flows and disciplined investment; the expected level of reported production in third quarter 2014 and the expected impact of turnaround and seasonal maintenance activities thereon; plans regarding major projects including the number and timing of future start-ups; expectations regarding the completion of 15-17 exploration wells in 2014; and the anticipated timing of, prospects for and BP's prospective responses to legal and trial proceedings, court decisions, potential investigations and civil actions by regulators, government entities and/or other entities or parties; are all forward looking in nature. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will or may occur in the future. Actual results may differ from those expressed in such statements, depending on a variety of factors including the timing of bringing new fields onstream; the timing and level of maintenance and/or turnaround activity; the nature, timing and volume of refinery additions and outages; the timing, quantum and nature of divestments; the receipt of relevant third-party and/or regulatory approvals; future levels of industry product supply; demand and pricing; OPEC quota restrictions; PSA effects; operational problems; economic and financial market conditions generally or in various countries and regions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; regulatory or legal actions including court decisions, the types of enforcement action pursued and the nature of remedies sought or imposed; the impact on our reputation following the Gulf of Mexico oil spill; exchange rate fluctuations; development and use of new technology; the success or otherwise of partnering; the actions of competitors, trading partners, creditors, rating agencies and others; natural disasters and adverse weather conditions; changes in public expectations and other changes to business conditions; wars and acts of terrorism, cyber-attacks or sabotage; and other factors discussed under "Principal risks and uncertainties" in BP's Stock Exchange Announcement for the period ended 30 June 2014.

This press release also contains financial information that is not presented in accordance with generally accepted accounting principles (GAAP). A quantitative reconciliation of this information to the most directly comparable financial measure calculated and presented in accordance with GAAP can be found on our website at www.bp.com.

- ENDS -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 29 July, 2014

/s/ J. BERTELSEN
...............................
J. BERTELSEN
Deputy Company Secretary